EXHIBIT 99.1

Endeavour Silver Reports $19.9 Million Earnings in the Fourth Quarter, 2020 and $1.2 Million Earnings for the Full Year, 2020

Earnings Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, March 01, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the fourth quarter and year ended December 31, 2020. The Company operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos mine in Guanajuato state and the El Compas mine in Zacatecas state. All dollar ($) amounts are reported in United States dollars (US$).

Bradford Cooke, Endeavour CEO, commented, “While 2019 was operationally the most challenging in our 16-year history as a producing company, 2020 was perhaps one of the most satisfying. Notwithstanding a government mandated two-month suspension of mining operations due to the COVID pandemic, we delivered higher production and lower costs at each of our three operating mines in 2020.”

“Lower costs coupled with higher metal prices drove significantly higher revenues, cash flow and earnings, which turned positive for the first time in three years thanks to our very strong performance in Q4, 2020. The operational turn-around programs implemented in 2019 have been a big success operationally and financially, a testament to the hard work, skill, passion and persistence of our operations team.”

“We remain alert regarding the COVID pandemic in Mexico and diligent with all our health and safety protocols, continuing to prioritize our employees’ safety as a key goal. I am pleased to report that Guanacevi, our largest mine, posted a second consecutive year with more than 1 million hours worked without a lost time accident.”

2020 Fourth Quarter Highlights

  Gross Sales: $61.2 million, up 81% from $34.6 million in Q4, 2019 on the sale of 1.4 million ounces (oz) of silver and 13,850 oz gold at average realized prices of $24.76 per oz silver and $1,885 per oz gold.

  Cash Flow: $21.6 million from operations before working capital changes, up from negative $7.9 million in 2019, mine operating cash flow before taxes(1) was $30.2 million up from $4.9 million in Q4 2019.

  Net Income: $19.9 million ($0.13 per share), up from a net loss of $17.9 million in Q4, 2019, Q4 2020 EBITDA was $24.3 million.

  Metal Production: 1,117,289 oz silver and 12,586 oz gold for 2.1 million oz silver equivalent (AgEq), up 25% compared to 1,705,751 oz AgEq in Q4, 2019 using an 80:1 silver:gold ratio.

  Cash Cost(1): $6.83 per oz silver payable net of gold credits, down 50% from $13.63 per oz in Q4, 2019. Direct cost per tonne increased due to higher royalty payments and third-party ore purchased at the Guanaceví mine, partly offset by lower costs at the Bolanitos and El Compas mines. Excluding royalties and special mining duties, operating cost per tonne declined in Q4, 2020 due to improved productivity.

  All-in Sustaining Cost (AISC)(1): $18.52 per oz silver payable net of gold credits, down 20% from $23.20 per oz in Q4, 2019.

2020 Full Year Highlights

  Gross Revenue: $140.3 million, up 15% from $121.7 million in 2019 on the sale of 3.5 million oz of silver and 35,519 oz gold at average realized prices of $21.60 per oz silver and $1,846 per oz gold.

  Cash Flow: $28.8 million from operations before working capital changes, up from negative $8.9 million in 2019, mine operating cash flow before taxes(1) was $56.2 million up from $14.9 million in 2019.

  Net Income: $1.2 million ($0.01 per share), up from a net loss of $48.1 million in 2019, full year EBITDA(1) was $29.4 million.

  Metal Production: 3,513,767 oz silver and 37,139 oz gold for 6.5 million oz AgEq, down 9% from 7.1 million oz AgEq in 2019 using an 80:1 silver:gold ratio primarily due to the suspension of operations at the El Cubo mine on November 30, 2019.

  Cash Cost(1): $5.55 per oz silver payable net of gold credits, down 57% from $12.85 per oz in 2019.

  All-in Sustaining Cost(1): $17.59 per oz silver payable net of gold credits, down 17% from $21.19 per oz in 2019. Direct cost per tonne increased due to higher royalty payments and toll ore purchases at the Guanaceví mine, partly offset by lower costs at the Bolanitos and El Compas mines. Excluding royalties and special mining duties, operating cost per tonne declined due to improved productivity.

  Balance Sheet: Year-end cash balance was $61.1 million, working capital was $70.4 million. Only long term debt consist of equipment loans of $6.1 million used to upgrade our mobile fleet. Raised net $25.3 million in proceeds from an ATM equity offering in the first seven months of 2020 with a new ATM of $60 million currently in place and available for use.

  Guanacevi Continued to Outperform: Operating costs increased due to purchasing more toll ore from small miners, while the higher prices and profitability increased royalty payments and special mining duties. Delivered free cash flow of $20.8 million.

  Bolanitos Continued to Improve: Higher prices and improved profitability resulted in higher special mining duties which increased direct costs per tonne. Direct operating costs improved from 2019 due to increased productivity in 2020. Delivered free cash flow of $3.2 million.

  El Compas Costs Improved: Cost profile improved compared to prior quarters, while throughput remained steady.

  Terronera Pre-Feasibility Study Finalized: Represents the Company’s next core asset with a low CAPEX, low operating costs, short payback period and exceptional financial returns, feasibility study now half way towards completion in Q3, 2021.

  Expanded Land Position and Resumed Greenfields Exploration at Terronera: Acquired two adjacent mineral concessions spanning 4,959 hectares, covering multiple mineralized vein structures, and resumed drilling of untested veins.

  Delivered Positive Brownfields Exploration Results: Drilling continued to intersect high-grade gold-silver mineralization in the Santa Cruz vein at Guanacevi, the Melladito and San Bernabe veins at Bolanitos, and the Misie and Calicanto veins in the El Compas district.

(1) Mine operating cash flow, direct cost per tonne, direct operating cost per tonne, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Overview

In 2020, revenue, net of smelting and refining costs, increased 18% to $138.4 million as sharply higher metal prices were partly offset by 9% lower silver equivalent production year on year. Mine operating cash flows, operating cash flows, earnings and EBITDA all substantially increased compared to 2019. Net earnings improved to $1.2 million compared to a net loss of $48.1 million in 2019, including $19.9 million earnings in Q4, 2020.

A Company-wide review of operations in early 2019 identified several opportunities to improve operating performance. As a result, management initiated multiple remedial measures including changes of mine-site management and mining contractors, changes to shift and contractor supervision, renting used mining equipment, leasing new mining equipment and reducing the work force.

The goal of these remedial measures was to improve safety, boost productivity, reduce operating costs and generate free cash flow. Management notes that the remedial measures had a positive impact on mine operating performance, the operational turn-arounds were completed last year and the benefit of these initiatives was realized in the second half of 2020. These improvements accommodated increased health protocols and new government restrictions related to the COVID-19 global pandemic (COVID-19), including the temporary suspension of mining operations in April and May of 2020.

Direct costs per tonne in 2020 increased 4%, to $114.57 compared with 2019 due to higher royalties, special mining duties and toll ore purchases offset by improved productivity at the Guanaceví and Bolañitos operation, the depreciation of the Mexican Peso and the exclusion of the El Cubo operation, which suspended activities in Q4, 2019. Direct operating cost per tonne, which excludes royalties and special mining duties, was 6% lower at $101.17 per tonne compared to $107.96 per tonne in 2019.

Consolidated cash costs per oz, net of by-product credits, decreased 57% to $5.55 primarily due to higher ore grades and higher a realized gold price that increased the by-product credit compared to 2019. All-in sustaining cost decreased 17% to $17.59 per oz in 2020 as a result of lower operating costs partly offset by higher corporate general and administrative costs and increased capital expenditures to accelerate mine development. General and administrative costs increased $2.7 million primarily due to a $3.5 million expense related the mark to market of deferred share units.

Financial Results (Consolidated Statement of Operations Appended Below)

For the year ended December 31, 2020, the Company generated net revenue totalling $138.4 million (2019 - $117.4 million). During the year, the Company sold 3,460,638 silver oz and 35,519 gold oz at realized prices of $21.60 and $1,846 per oz respectively, compared to sales of 4,054,652 oz silver and 39,151 oz gold at realized prices of $16.29 and $1,422 per oz respectively in 2019.

Cost of sales for 2020 was $111.1 million, a decrease of 18% over the cost of sales of $134.8 million for 2019. The 18% decrease in cost of sales was primarily related to the 21% decrease in tonnes processed and the depreciation of the Mexican Peso while cost cutting and efficiency measures implemented during 2019 were partly offset by inefficiencies of the suspension and re-start of activities due to COVID-19 and higher royalty expense with the rising prices. Royalties increased 301% to $8.2 million due to higher realized prices and the increased mining of the high grade El Curso property at the Guanacevi operation which is subject to significantly higher royalty rates.

Mine operating earnings was $27.3 million compared to a loss of $17.4 million in 2019. Excluding depreciation and depletion of $28.1million (2019 - $31.5 million), stock-based compensation of $0.3 million (2019- $0.2 million) and the inventory write off of $0.4 million (2019- $0.6 million) mine operating cash flow before taxes was $56.2 million in 2020 (2019 – $14.9 million).

Operating losses before taxes was $0.8 million (2019 – loss of $43.9 million) after exploration expenditures of $9.8 million (2019 – $12.0 million), general and administrative expense of $12.7 million (2019 – $10.0 million), care and maintenance expense for the shutdown of the El Cubo mine of $3.0 million and $2.2 million in care and maintenance costs related to the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19 in Q2, 2020. In 2020, the operating loss included impairments, net of impairment reversals, of non-current assets of $0.4 million related the value in use estimates of the Guanacevi and El Compas operations. The operating loss for 2019 included a severance expense of $4.6 million related to the suspension of operations at El Cubo at the end of 2019.

There was an income tax recovery of $2.2 million in 2020 compared to an income tax expense of $4.1 million in 2019. The $2.2 million tax recovery is comprised of $3.0 million in current income tax expense (2019 - $2.7 million) and $5.2 million in deferred income tax recovery (2019- $1.4 million deferred income tax expense). The current income tax expense consists of $2.0 million of special mining duty taxes and $1.0 million of income taxes. In 2019, the Company did not pay special mining duty due the losses generated at the operations. The deferred income tax recovery of $5.2 million is primarily due recognition loss carry forwards as the future profitability of the Guanacevi operation has significantly increased with the recent increase in reserve estimates.

Conference Call

A conference call to discuss these results will be held today, Monday, March 1st at 10am PST (1pm EST). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 5891#. The replay will also be available on the Company’s website at www.edrsilver.com.

The complete financial statements and Management’s Discussion & Analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Galina Meleger, Director Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or email at gmeleger@edrsilver.com

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the impact of COVID-19 and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, challenges to the Company’s title to properties; the impact of COVID-19, as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended December 31			2020 Highlights	Year Ended December 31
2020	2019	% Change		2020	2019	% Change
Production
1,117,289	939,511	19%	Silver ounces produced	3,513,767	4,018,735	(13%)
12,586	9,578	31%	Gold ounces produced	37,139	38,907	(5%)
1,108,848	923,540	20%	Payable silver ounces produced	3,482,094	3,951,923	(12%)
12,314	9,397	31%	Payable gold ounces produced	36,392	38,003	(4%)
2,124,169	1,705,751	25%	Silver equivalent ounces produced(1)	6,484,887	7,131,295	(9%)
6.83	13.63	(50%)	Cash costs per silver ounce(2)(3)	5.55	12.85	(57%)
14.58	20.43	(29%)	Total production costs per ounce(2)(4)	14.01	20.73	(32%)
18.52	23.20	(20%)	All-in sustaining costs per ounce(2)(5)	17.59	21.19	(17%)
237,389	236,531	0%	Processed tonnes	757,160	954,886	(21%)
105.07	110.64	(5%)	Direct operating costs per tonne(2)(6)	101.17	107.96	(6%)
129.66	113.47	14%	Direct costs per tonne(2)(6)	114.57	110.09	4%
14.83	15.19	(2%)	Silver co-product cash costs(7)	12.97	14.18	(9%)
1,129	1,312	(14%)	Gold co-product cash costs(7)	1,109	1,238	(10%)
Financial
60.7	33.5	81%	Revenue(11) ($ millions)	138.4	117.4	18%
1,419,037	1,050,157	35%	Silver ounces sold	3,460,638	4,054,652	(15%)
13,850	10,803	28%	Gold ounces sold	35,519	39,151	(9%)
24.76	17.45	42%	Realized silver price per ounce	21.60	16.29	33%
1,885	1,507	25%	Realized gold price per ounce	1,846	1,422	30%
19.9	(17.9)	211%	Net earnings (loss) ($ millions)	1.2	(48.1)	102%
20.8	(3.8)	649%	Mine operating earnings (loss) ($ millions)	27.3	(17.4)	257%
30.2	4.9	519%	Mine operating cash flow ($ millions)(8)	56.2	14.9	277%
21.6	(7.9)	375%	Operating cash flow before working capital changes(9)	28.8	(8.9)	424%
24.3	(4.8)	603%	Earnings before ITDA(10) ($ millions)	29.4	(11.1)	364%
70.4	38.4	83%	Working capital ($ millions)	70.4	38.4	83%
Shareholders
0.13	(0.13)	199%	Earnings (loss) per share – basic	0.01	(0.36)	103%
0.14	(0.06)	250%	Operating cash flow before working capital changes per share(9)	0.19	(0.07)	600%
157,536,658	140,054,885	12%	Weighted average shares outstanding	150,901,598	135,367,129	11%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Years ended
	December 31,	December 31,
	2020	2019

Operating activities
Net earnings (loss) for the year	$1,159	$(48,066)

Items not affecting cash:
Share-based compensation	3,003	3,195
Depreciation, depletion and amortization	28,863	32,050
Impairment of non-current assets, net	424	-
Deferred income tax expense (recovery)	(5,206)	2,358
Unrealized foreign exchange loss (gain)	(1,032)	(100)
Finance costs	1,357	602
Write off of IVA receivable	-	151
Write off of mineral properties	-	45
Write down of warehouse inventory	-	233
Write down of inventory to net realizable value	405	576
Loss on asset disposal	86	43
Loss (gain) on other investments	(233)	19
Net changes in non-cash working capital	10,138	(684)
Cash from (used in) operating activities	38,964	(9,578)
Investing activities
Proceeds on disposal of property, plant and equipment	190	11
Mineral property, plant and equipment expenditures	(25,539)	(21,519)
Intangible asset expenditures	-	(280)
Purchase of short term investments	(5,497)	-
Proceeds from disposal of marketable securities	1,032	-
Redemption of (investment in) non-current deposits	-	3
Cash used in investing activities	(29,814)	(21,785)
Financing activities
Repayment of loans payable	(3,229)	(1,343)
Repayment of lease liabilities	(183)	(247)
Interest paid	(918)	(391)
Public equity offerings	26,367	23,557
Exercise of options	6,910	343
Share issuance costs	(1,112)	(716)
Deferred financing costs	(294)	-
Cash from (used in) financing activities	27,541	21,203

Effect of exchange rate change on cash and cash equivalents	1,024	152

Increase (decrease) in cash and cash equivalents	36,691	(10,160)
Cash and cash equivalents, beginning of the year	23,368	33,376
Cash and cash equivalents, end of the year	$61,083	$23,368

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years ended
	December 31,	December 31,
	2020	2019

Revenue	$138,461	$117,421

Cost of sales:
Direct production costs	74,101	100,482
Royalties	8,154	2,034
Share-based payments	330	195
Depreciation, depletion and amortization	28,136	31,495
Write down of inventory to net realizable value	405	576
	111,126	134,782

Mine operating earnings (loss)	27,335	(17,361)

Expenses:
Exploration	9,756	12,001
General and administrative	12,715	9,980
Care and maintenance costs	5,233	-
Impairment of non-current assets, net	424	-
Severance costs	-	4,589
	28,128	26,570

Operating earnings (loss)	(793)	(43,931)

Finance costs	1,357	602

Other income (expense):
Write off of IVA receivable	-	(151)
Foreign exchange	(1,553)	101
Investment and other	2,649	579
	1,096	529

Earnings (loss) before income taxes	(1,054)	(44,004)
Income tax expense (recovery):
Current income tax expense	2,993	2,702
Deferred income tax expense (recovery)	(5,206)	1,360
	(2,213)	4,062

Net earnings (loss) and comprehensive earnings (loss) for the year	$1,159	$(48,066)

Basic earnings (loss) per share based on net earnings	$0.01	$(0.36)
Diluted earnings (loss) per share based on net earnings	$0.01	$(0.36)

Basic weighted average number of shares outstanding	150,901,598	135,367,129
Diluted weighted average number of shares outstanding	154,039,714	135,367,129

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2020	2019

ASSETS

Current assets
Cash and cash equivalents	$61,083	$23,368
Other investments	4,767	69
Accounts and other receivable	20,144	18,572
Income tax receivable	52	4,378
Inventories	16,640	13,589
Prepaid expenses	2,284	3,302
Total current assets	104,970	63,278

Non-current deposits	591	606
Deferred financing costs	294	-
Non-current IVA receivable	2,676	2,048
Deferred income tax asset	12,753	7,136
Intangible assets	492	975
Right-of-use leased assets	861	1,337
Mineral properties, plant and equipment	87,955	88,333
Total assets	$210,592	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$27,764	$19,775
Income taxes payable	3,038	1,947
Loans payable	3,578	2,958
Lease liabilities	173	164
Total current liabilities	34,553	24,844

Loans payable	6,094	5,917
Lease liabilities	921	1,074
Provision for reclamation and rehabilitation	8,876	8,403
Deferred income tax liability	1,077	682
Total liabilities	51,521	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 157,924,708 shares (Dec 31, 2019 - 141,668,178 shares)	517,711	482,170
Contributed surplus	9,662	11,482
Retained earnings (deficit)	(368,302)	(370,859)
Total shareholders' equity	159,071	122,793
Total liabilities and shareholders' equity	$210,592	$163,713

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and the related notes contained therein.